1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	December 6, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Announces Updates for TSMC Arizona

PHOENIX, Arizona, Dec. 6, 2022 – TSMC (TWSE: 2330, NYSE: TSM) today announced that in addition to TSMC Arizona’s first fab, which is scheduled to begin production of N4 process technology in 2024, TSMC has also started the construction of a second fab which is scheduled to begin production of 3nm process technology in 2026. The overall investment for these two fabs will be approximately US$40 billion, representing the largest foreign direct investment in Arizona history and one of the largest foreign direct investments in the history of the United States.

In addition to the over 10,000 construction workers who helped with construction of the site,

TSMC Arizona’s two fabs are expected to create an additional 10,000 high-paying high-tech jobs,

including 4,500 direct TSMC jobs. When complete, TSMC Arizona’s two fabs will manufacture over 600,000 wafers per year, with estimated end-product value of more than US$40 billion.

In line with TSMC’s commitment to green manufacturing, it was also revealed that TSMC Arizona is in the planning stages for an on-site Industrial Water Reclamation Plant that when finished, will allow the TSMC Arizona site to achieve near zero liquid discharge.

“When complete, TSMC Arizona aims be the greenest semiconductor manufacturing facility in the

United States producing the most advanced semiconductor process technology in the country,

enabling next generation high-performance and low-power computing products for years to come,”

said TSMC Chairman Dr. Mark Liu. “We are thankful for the continual collaboration that has brought us here and are pleased to work with our partners in the United States to serve as a base for semiconductor innovation.”

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-5636688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com